UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                         UNIPRO Financial Services, Inc.
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                                (Name of Issuer)

                   Common Stock (Par Value $ 0.001 Per Share)
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                         (Title of Class of Securities)

                                   90915 R 105
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                                 (CUSIP Number)

                                    Brian Lin
                        China Fire Protection Group, Inc.
                         South Banbidian Industrial Park
                        Liqiao Township, Shunyi District
                                 Beijing, 101304
                           People's Republic of China
                          Telephone: (86-10) 8416-3816
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 27, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90915 R 105                                         Page 2 of 12 pages
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      China Honour Investment Limited

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]

      (b)   [ ]

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3.    SEC Use Only


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4.    Source of Funds (See Instructions)

      OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)

      [ ]

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6.    Citizenship or Place of Organization

      British Virgin Islands

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                        7.    Sole Voting Power

                              2,667,940
Number of Shares
                        --------------------------------------------------------
                        8.    Shared Voting Power
Beneficially
                              0
Owned by Each
                        --------------------------------------------------------
                        9.    Sole Dispositive Power
Reporting
                              2,667,940
Person With
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                       10.    Shared Dispositive Power

                              0
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

CUSIP No. 90915 R 105                                         Page 3 of 12 pages
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,667,940

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)

      [ ]

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13.   Percent of Class Represented by Amount in Row (11)

      10.4%

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14.   Type of Reporting Person (See Instructions)

      CO

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

CUSIP No. 90915 R 105                                         Page 4 of 12 pages
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Ang Li

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]

      (b)   [ ]

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3.    SEC Use Only


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4.    Source of Funds (See Instructions)

      OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)

      [ ]

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6.    Citizenship or Place of Organization

      Canada

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                        7.    Sole Voting Power

                              2,667,940
Number of Shares
                        --------------------------------------------------------
                        8.    Shared Voting Power
Beneficially
                              0
Owned by Each
                        --------------------------------------------------------
                        9.    Sole Dispositive Power
Reporting
                              2,667,940
Person With
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                       10.    Shared Dispositive Power

                              0
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

CUSIP No. 90915 R 105                                         Page 5 of 12 pages
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,667,940

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)

      [ ]

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13.   Percent of Class Represented by Amount in Row (11)

      10.4%

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14.   Type of Reporting Person (See Instructions)

      IN

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

CUSIP No. 90915 R 105                                         Page 6 of 12 pages
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ITEM 1. SECURITY AND ISSUER

      The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock"), of Unipro Financial Services, Inc., a Florida corporation (the "Issuer").

      The principal executive office of the Issuer is located at South Banbidian Industrial Park, Liqiao Township, Shunyi District, Beijing, People's Republic of China 101304.

ITEM 2. IDENTITY AND BACKGROUND

(a)   Name

      This Statement is being filed jointly by China Honour Investment Limited, a British Virgin Islands company ("China Honour"), and Mr. Ang Li (together with China Honour, the "Reporting Persons"). Mr. Wanzong Zhao is the sole director of China Honour. Mr. Ang Li is 100% shareholder of China Honour.

(b)   Residence or business address

      The business address of China Honour is P.O. Box 958, Road Town, Tortola, British Virgin Islands. The business address of Mr. Wanzong Zhao is A-5D Building No. 2, Jingyuan Shang Wu, Haidian District, Beijing, China. The residential address of Mr. Ang Li is 3443 Anne MacDonald Way, North Vancouver, British Columbia V7G 2S7, Canada.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

      The principal business of China Honour is to act as a holding company for strategic business operations and activities. The principal occupation of Mr. Wanzong Zhao is president of Beijing Tranhold Technologies Ltd. The principal business address of Beijing Tranhold Technologies Ltd. is A-5D Building No. 2, Jingyuan Shang Wu, Haidian District, Beijing, China. Mr. Ang Li is a student in Vancouver, Canada and is not currently employed.

(d-e) No Convictions or Proceedings.

      During the last five years, none of the Reporting Persons (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship.

      China Honour is organized under the laws of the British Virgin Islands. Mr. Wanzong Zhao is a citizen of the People's Republic of China. Mr. Ang Li is a citizen of Canada.

CUSIP No. 90915 R 105                                         Page 7 of 12 pages
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On September 1, 2006, the Issuer, China Fire Group, Inc., an International Business Company organized under the laws of British Virgin Islands ("China Fire"), Sureland Industrial Fire Safety Limited, a wholly-owned Chinese subsidiary of China Fire ("Sureland"), and China Fire's shareholders (including the Reporting Persons) entered into a Share Exchange Agreement (the "Share Exchange Agreement"), pursuant to which the Issuer agreed to acquire all of the issued and outstanding ordinary shares, par value US$0.01 each, owned by the respective shareholders of China Fire in exchange for the issuance by the Issuer to each such shareholder a pro rata share of 701,538.46 shares of the Issuer's Series A Convertible Preferred Stock, no par value ("Convertible Preferred Stock"), which are convertible into an aggregate of approximately 22,800,000 million shares of Common Stock of the Issuer ("Common Stock")

      On October 27, 2006, the Issuer, China Fire and China Fire's shareholders (including the Reporting Persons) consummated the Share Exchange Agreement, pursuant to which China Fire's shareholders transferred all of the issued and outstanding ordinary shares of China Fire to the Issuer in exchange for 701,538.46 shares of Convertible Preferred Stock.

      According to a Current Report on Form 8-K filed by the Issuer on November 2, 2006, 701,538.46 shares of Convertible Preferred Stock will automatically be converted into 22,800,000 shares of Common Stock (on the basis of 32.5 shares of Common Stock for each share of Convertible Preferred Stock) when an amendment to the Issuer's Articles of Incorporation increasing the number of authorized shares of Common Stock from 13,000,000 to 65,000,000, which has already been adopted by the Issuer's shareholders by written consent, becomes effective.

      As a result of the consummation of the Share Exchange Agreement on October 27, 2006 and giving effect to the conversion of Convertible Preferred Stock, China Fire, which is the sole owner of Sureland, became a wholly-owned subsidiary of the Issuer and the Reporting Persons beneficially acquired 2,667,940 shares of the Issuer's Common Stock.

CUSIP No. 90915 R 105                                         Page 8 of 12 pages
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ITEM 4. PURPOSE OF TRANSACTION

      Each Reporting Person acquired the shares of Common Stock reported in Item 5 below for investment purposes. Each Reporting Person intends to continuously review its/his investment in the Issuer, and may in the future determine to (i) dispose of all or a portion of the securities of the Issuer owned by him/it from time to time in public or private transactions, (ii) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the following paragraph of this Item 4 or (iv) otherwise change his/its investment intent. Notwithstanding anything contained herein to the contrary, each Reporting Person specifically reserves the right to change his/its intentions at any time with respect to any or all of such matters, as he/it deems appropriate. In reaching any decision as to his/its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he/it would take into consideration a variety of factors, including, but not limited to, the Issuer's financial condition, business, operations and prospects, other developments concerning the Issuer generally, other business opportunities available to the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer, and other relevant factors.

      Other than as described herein, no Reporting Person has present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

CUSIP No. 90915 R 105                                         Page 9 of 12 pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of November 20, 2006, the Reporting Persons beneficially owned 2,667,940 shares of Common Stock, representing 10.4% of 25,538,604 shares of Common Stock outstanding, which includes each of the following: (1) 1,200,000 shares of Common Stock held by certain shareholders prior to the consummation of the Share Exchange Agreement on October 27, 2006, (2) the conversion of 701,538.46 shares of Convertible Preferred Stock into 22,800,000 shares of Common Stock (on the basis of 32.5 shares of Common Stock for each share of Convertible Preferred Stock) immediately upon the effective date of the filing of the amendment to the Articles of Incorporation with the Florida Secretary of State, and (3) the sale of 1,538,604 shares of Common Stock to certain investors upon the consummation of a Securities Purchase Agreement by and among the Issuer, China Fire and certain investors dated October 27, 2006.

      (b) The Reporting Persons have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares owned by them as indicated above.

      (c) Except as described above, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.

      (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Reporting Persons.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

CUSIP No. 90915 R 105                                        Page 10 of 12 pages
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1       Joint Filing Agreement

Exhibit 2 Securities Exchange Agreement, dated as of September 1, 2006, by and among Unipro Financial Services, Inc., a Florida corporation (the "Issuer"), China Fire Protection Group, Inc., an International Business Company organized under the laws of the British Virgin Islands ("China Fire"), Sureland Industrial Fire Safety Limited, a wholly-owned Chinese subsidiary of China Fire, and all of the shareholders of China Fire.

CUSIP No. 90915 R 105                                        Page 11 of 12 pages
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                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 29, 2006



CHINA HONOUR INVESTMENT LIMITED

By:      /s/ Wanzong Zhao
         ---------------------
         Name: Wanzong Zhao
         Title: Sole Director


/s/ Ang Li
----------------------------
Ang Li